Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad



Access a portfolio of alternative assets with a single investment

Invest in
Art




Yieldstreet

Access a portfolio of alternative assets with a single investment

Invest in Real Estate





Yieldstreet

Access a portfolio of alternative assets with a single investment

And more



YIELDSTREET
Prism Fund

Limited Investment
Availability

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.






YIELDSTREET
Prism Fund

Now available
in Texas



Limited investment availability


YIELDSTREET
Prism Fund

Now available in Texas



Opening
June 15





Now available in Texas





- Now available in Texas
- The Yieldstreet Prism Fund is now open to investors in Texas.
- Texas is the 48th state to open up access to the Yieldstreet Prism Fund.
- Texas, get ready -- the Yieldstreet Prism Fund has been approved to accept investments from the Longhorn State. Access investments in Art, Real Estate, and more with a single investment.

- Quarterly expected distribution, 7% annualized rate
- In a low interest-rate environment, finding yield for investors is our primary focus. The Yieldstreet Prism Fund offers **expected quarterly distributions, at a 7% annualized distribution rate** to help fuel your financial goals.
- Add quarterly expected distributions to your portfolio with the Yieldstreet Prism Fund. The Fund's 7% annualized distribution rate aims to provide you with a predictable schedule to help fuel your financial future.
- Shareholders in closed-end funds are typically paid distributions on a quarterly basis. For the Yieldstreet Prism Fund, we've set the goal of creating predictable quarterly expected distributions at a 7% annualized rate.

- Access investments in Art, Real Estate, and more with a single investment. The Yieldstreet Prism Fund unlocks a quarterly expected distribution across alternative asset classes. Reserve your spot in the Fund today.
- Investments in Art, Real Estate, and more in one investment vehicle. The Yieldstreet Prism Fund focuses on income-generating products across alternative asset classes with quarterly expected distributions at a 7% annualized rate. Limited investment availability, reserve your spot in the Fund today.
- The fund currently holds assets in Art and Real Estate - Build your portfolio of alternative assets now with a single investment.

- The Yieldstreet Prism Fund is opening for its third capital raise on June 15th.
- The Yieldstreet Prism Fund has been opened for its third capital raise. Secure your investment in the fund today.
- The Yieldstreet Prism Fund has been opened for its third capital raise. Build your portfolio of alternative assets with a single investment.